Exhibit 99.5

XCF GLOBAL CAPITAL, INC.

EMPLOYMENT AGREEMENT

This Employment Agreement is made by and between XCF Global Capital, Inc. (together with its successors and assigns, the “Company”) and Simon Oxley (“Executive”) (the Company and Executive are collectively referred to herein as the “Parties,” or each individually referred to as a “Party”), and amends, supersedes and replaces previous terms and conditions, if any,  previously entered into between the Company and Executive. This Employment Agreement (the “Agreement”) is entered into as of February 14, 2025 (the “Start Date”).

1.           Duties and Scope of Employment.

(a)          Position; Agreement Commencement Date; Duties. Executive’s coverage under this Agreement shall commence upon the date this Agreement has been signed by both Parties hereto (the “Agreement Commencement Date”). Following the Agreement Commencement Date, Executive shall serve as Chief Financial Officer (“CFO”) of the Company reporting to the Chief Executive Officer of the Company (the “CEO”). The period of Executive’s employment hereunder is referred to herein as the “Employment Term.” During the Employment Term, Executive shall render such business and professional services in the performance of his duties, consistent with Executive’s position within the Company, as shall reasonably be assigned to him by the board, including duties for any Company subsidiary or affiliate.

(b)         Obligations. During the Employment Term, Executive shall devote such of his time and business efforts as may be necessary for him to perform the obligations as assigned by the Board and commensurate with his position. Executive agrees, during the Employment Term, not to actively engage in any other employment, or occupation for any direct or indirect remuneration competitive with the business of the Company without the prior approval of the Board. Executive may also serve in any capacity with any civic, educational or charitable organization, or as a member of corporate boards of directors or committees thereof, without the approval of the Board, unless such service involves a conflict of interest with the Company’s business. The Parties agree that such service on the External Boards does not conflict in any way with Executive’s obligations under this Agreement and does not involve a conflict of interest with the Company’s business.

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(c)          Employee Benefits. During the Employment Term, Executive shall be eligible to participate in the employee benefit plans maintained by the Company that are applicable to other senior management to the fullest extent provided for under those plans, including, at a minimum, eighty percent (80%) of health insurance premiums to be paid by the Company, life insurance equal to double Executive’s Base Salary not to exceed $1 million (as defined below), a phone subsidy based on Executive’s actual and reasonable bill incurred each month, a $3,500 annual fitness and wellness subsidy, a three percent (3%) automatic 401(k) match; 100% match on Executive’s first 3% of contributions, a $18,000 annual car allowance, one-time club membership fees based on actual membership fees incurred with invoice, reimbursement of club membership fees up to $2,500 per month thereafter, tax and estate planning based on actual expenses incurred, and relocation benefits if Executive is required to relocate at the Company’s request. Executive agrees to cooperate in all reasonable respects with such plans, including without limitation, complying with all medical testing, reporting and application requirements for obtaining and/or maintaining any policy of life or disability insurance owned by the Company. Further, if applicable, the Company shall reimburse Executive for all medical and dental co-payments and deductibles that Executive incurs which are not covered under Executive’s Medicare coverage. Executive acknowledges and agrees that the inclusion of this Section 2(c) does not obligate the Company to implement or maintain any employee benefit plans unless and until the Business Combination has been consummated.

2.           At-Will Employment. Executive and the Company understand and acknowledge that Executive’s employment with the Company constitutes “at-will” employment. Subject to the Company’s obligation to provide severance benefits as specified herein, Executive and the Company acknowledge that this employment relationship may be terminated at any time, upon written notice to the other party at the option either of the Company or Executive.

3.           Compensation.

(a)          Base Salary. While employed by the Company, the Company shall pay the Executive as compensation for his services an initial base salary at the monthly rate of $41,667 or $500,000 per year (the “Pre-Transaction Base Salary”). Such salary shall be paid periodically in accordance with normal Company payroll practices and subject to the usual, required withholding. In the event of the consummation of the Business Combination, the Company shall pay the Executive as compensation for his services an initial base salary as set forth in the Post-Transaction Employment Agreement (as defined herein, the form of which is attached as Exhibit A to this Agreement).

(b)         Contractor Period Payment and Compensation upon Business Combination. The parties acknowledge that Executive has provided services to the Company as an independent contractor from January 15, 2025 until the date of execution of this Agreement (the “Contractor Period”). In connection with the consummation of a Business Combination, the Company agrees to compensate Executive for services rendered during the Contractor Period. The amount of compensation owed shall be calculated as back pay for the Contractor Period, at the Pre-Transaction Base Salary, to be paid via a separate contract agreement (Form 1099).

The amount of such payment shall be calculated as follows: (i) $41,667 multiplied by (ii) the number of days and months that have passed from January 15, 2025, through the earlier of (A) the date of Executive’s termination without Cause or resignation for Good Reason, or (B) the date of consummation of the Business Combination (the “Payment Period”), on a pro-rated basis. The total amount payable under this provision shall be reduced by (i) any amounts already paid to Executive during the Contractor Period from January 15, 2025, until the date this Agreement has been executed and delivered by the Parties, and (ii) any salary or compensation paid to Executive under this Agreement through the date of consummation of the Business Combination. This payment shall be fully vested and earned immediately upon, and simultaneously with, the consummation of the Business Combination.

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(c)          Bonuses and Incentive Compensation. Executive shall be eligible to receive such bonuses, incentive compensation and/or commissions as the Board and Executive may determine from time to time, as described in the Post-Transaction Employment Agreement.

(d)          Reimbursement of Business Expenses. The Company shall reimburse Executive for all reasonable business expenses incurred by Executive in the course of performing Executive’s duties and responsibilities under this Agreement, so long as Executive’s business expenses are consistent with the Company’s policies in effect from time to time with respect to travel, entertainment and other business expenses, subject to the Company’s requirements with respect to reporting and documentation of such expenses. To the extent that reimbursements or other in-kind benefits under this Agreement constitute “nonqualified deferred compensation” for purposes of Section 409A, (A) all such expenses or other reimbursements hereunder shall be made on or prior to the last day of the taxable year following the taxable year in which such expenses were incurred by Executive; (B) any right to such reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit; and (C) no such reimbursement, expenses eligible for reimbursement, or in-kind benefits provided in any taxable year shall in any way affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year.

(e)          Death and Disability Benefits. In the event of Executive’s death or becoming Disabled (as defined below) during the term of this Agreement, the Company shall pay to or for the benefit of Executive or Executive’s estate, as applicable, such salary and other compensation and benefits as may be due and owing at the time of his death or becoming Disabled, as applicable and as otherwise described in this Agreement, together with monthly payments of amounts equal to the Pre-Transaction Base Salary for twelve (12) months, after the date of Executive’s death or the date Executive became Disabled, as applicable. For the avoidance of doubt, such payments shall be equal to an aggregate amount of $500,000 and shall be paid over a period of twelve (12) months, in monthly installments equal to $41,667. In addition to the payment set forth above in this Section 3(e), in the event of Executive’s death or becoming Disabled, the Company shall also pay to or for the benefit of Executive or Executive’s estate, as applicable, an amount equal to the value of all other forms of executive benefits set forth in Section 1(c) (e.g. medical, dental, etc.), for a period of twelve (12) months. “Disabled” means by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months: (i) the inability of the Executive to engage in any substantial gainful activity; or (ii) ongoing receipt by the Executive of income replacement benefits for a period of not less than three months under an accident and health plan covering employees of the Company. The existence or nonexistence of a physical or mental injury, infirmity or incapacity shall be determined by an independent physician mutually agreed to by the Company and the Executive (provided that neither party shall unreasonably withhold their agreement).

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(f)          Severance. If, at any time Executive’s employment with the Company terminates as a result of (i) a termination by the Company without Cause or (ii) a resignation by Executive for Good Reason, then, subject to Executive executing and not revoking a mutual release of claims, as negotiated between Executive and the Company in good faith, (A) all of Executive’s Company stock options (if any) and restricted stock units (if any) shall immediately accelerate vesting in full, (B) Executive shall receive continued payments of twelve (12) month’s Pre-Transaction Base Salary, less applicable withholding, in accordance with the Company’s standard payroll practices (for the avoidance of doubt, such payments shall be equal to an aggregate amount of $500,000 and shall be paid over a period of twelve (12) months, in monthly installments equal to $41,667). (the “Severance Payment”), and (C) the Company shall pay the group health and dental plan continuation coverage premiums for Executive and his covered dependents under Title X of the Consolidated Budget Reconciliation Act of 1985, as amended  for the lesser of (1) twelve (12) months from the date of Executive’s termination of employment, or (2) the date upon which Executive and his covered dependents are covered by similar plans of Executive’s new employer.

4.           Death or Disability of Executive. Upon Executive’s death or Disability while Executive is an employee or consultant of the Company, then, in addition to any death or Disability benefits applicable to continuation of salary and benefits, or any other benefits set forth in Section 3(e) of this Agreement, (i) employment hereunder shall automatically terminate, and (ii) all of Executive’s Company stock options (if any) and restricted stock units (if any) shall immediately accelerate vesting as to 100% of such then unvested stock options and restricted stock units.

5.           Confidentiality; Intellectual Property

(a)          Confidentiality. Executive recognizes and acknowledges that the continued success of the Company depends upon the use and protection of Confidential Information, which constitutes valuable, special, and unique property of the Company. During the term of this Agreement and thereafter, Executive agrees to use or disclose the Confidential Information only in connection with the proper performance of Executive’s duties as an employee hereunder; otherwise, Executive shall not, directly or indirectly, use or disclose the Confidential Information for any other purpose or to any third party. The restrictions set forth herein are in addition to and not in lieu of any obligations Executive may have by law with respect to the Confidential Information, including any fiduciary duties or other obligations Executive may owe under any applicable trade secrets statutes or other state or federal laws.

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(b)          Intellectual Property. Executive acknowledges and agrees that all inventions, technology, programming, processes, innovations, ideas, improvements, developments, methods, designs, analyses, trademarks, service marks, and other indicia of origin, writings, audiovisual works, concepts, drawings, reports and all similar, related, or derivative information or works (whether or not patentable or subject to copyright), including but not limited to all resulting patent applications, issued patents, copyrights, copyright applications and registrations, and trademark applications and registrations in and to any of the foregoing, along with the right to practice, employ, exploit, use, develop, reproduce, copy, distribute copies, publish, license, or create works derivative of any of the foregoing, and the right to choose not to do or permit any of the aforementioned actions, which relate to the Company’s actual or anticipated business or existing or future products or services and which are conceived, developed or made by Executive while employed by the Company (collectively, the “Work Product”) belong to the Company, and not Executive. Executive further acknowledges and agrees that to the extent relevant, this Agreement constitutes a “work for hire agreement” under the United States Copyright Act of 1976, as amended (“Copyright Act”), and that any copyrightable work (“Creation”) constitutes a “work made for hire” under the Copyright Act such that the Company is the copyright owner of the Creation. To the extent that any portion of the Creation is held not to be a “work made for hire” under the Copyright Act, Executive hereby irrevocably assigns to the Company all right, title and interest in such Creation. All other rights to any new Work Product and all rights to any existing Work Product are also hereby irrevocably conveyed, assigned, and transferred to the Company pursuant to this Agreement. Executive will promptly disclose and deliver such Work Product to the Company and, at the Company’s expense, perform all actions reasonably requested by the Company (whether during or after the term of this Agreement to establish, confirm and protect such ownership (including, without limitation, the execution of assignments, copyright registrations, consents, licenses, powers of attorney and other instruments).

(c)          Permitted Disclosures. Nothing in this Agreement shall be construed to prevent disclosure of Confidential Information as may be required by applicable law or regulation, or pursuant to the valid order of a court of competent jurisdiction or an authorized government agency, provided that the disclosure does not exceed the extent of disclosure required by such law, regulation, or order, or in connection with an investigation by or report to any regulatory agency with jurisdiction over the Company, law enforcement, or any other federal or state regulatory or self-regulatory authority. In compliance with 18 U.S.C. § 1833(b), as established by the Defend Trade Secrets Act of 2016, Executive is given notice of the following: (i) that an individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that (A) is made (1) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney; and (2) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal; and (ii) that an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual (A) files any document containing the trade secret under seal; and (B) does not disclose the trade secret, except pursuant to court order.

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(d)          Return of Property. Upon separation from employment or earlier request from the Company, Executive shall return to the Company any and all Company property, including keys, access cards, identification cards, credit cards, business cards, laptop, smartphone, other electronic equipment, reports, files, manuals, Work Product, emails, recordings, thumb drives or other removable information storage devices, and data and all Company documents and materials belonging to the Company and stored in any fashion, including but not limited to those that constitute or contain any Confidential Information or Work Product, that are in the possession or control of the Executive, relating to Executive’s employment by the Company.

(e)          Remedies. Executive acknowledges that all of the restrictions in this Section 5 are reasonable and necessary to protect the Company’s legitimate business interests. Executive agrees that the restrictions contained in this Section 5 shall be construed as separate agreements independent of any other provision of this Agreement or any other agreement between Executive and the Company. Executive agrees that the existence of any claim or cause of action by Executive against the Company or its affiliates, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of the covenants and restrictions in this Section 5. Executive agrees that the restrictive covenants contained in this Section 5 are a material part of Executive’s obligations under this Agreement for which the Company has agreed to compensate the Executive as provided in this Agreement. The Executive agrees that the injury the Company will suffer in the event of the breach by Executive of any clause of this Section 5 will cause the Company and its affiliates irreparable injury that cannot be adequately compensated by monetary damages alone. Therefore, Executive agrees that the Company, without limiting any other legal or equitable remedies available to it, shall be entitled to obtain equitable relief by injunction or otherwise from any court of competent jurisdiction, including, without limitation, injunctive relief to prevent Executives’ failure to comply with the terms and conditions of this Section 5.

6.           Assignment. This Agreement shall be binding upon and inure to the benefit of (a) the heirs, beneficiaries, executors and legal representatives of Executive upon Executive’s death and (b) any successor of the Company. Any such successor of the Company shall be deemed substituted for the Company under the terms of this Agreement for all purposes. As used herein, “successor” shall include any person, firm, corporation or other business entity which at any time, whether by purchase, merger or otherwise, directly or indirectly acquires all or substantially all of the assets or business of the Company. None of the rights of Executive to receive any form of compensation payable pursuant to this Agreement shall be assignable or transferable except through a testamentary disposition or by the laws of descent and distribution upon the death of Executive. Any attempted assignment, transfer, conveyance or other disposition (other than as aforesaid) of any interest in the rights of Executive to receive any form of compensation hereunder shall be null and void.

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7.           Indemnification. During the Employment Term, the Company shall maintain directors and officers liability insurance for its directors and officers in such amounts as the Board believes is reasonably necessary and Executive shall be entitled to the same liability coverage under such insurance that the Company provides generally to its other directors and officers and (ii) purchase a tail policy under the directors and officers liability insurance policy which has a claim period of six (6) years from its effective date of coverage and provides a level of coverage comparable to the coverage under the Company’s directors and officers liability insurance policy.

8.           Fees and Expenses. After the receipt of a summary invoice therefor, the Company shall reimburse executive for up to $1,500 for any third-party legal work that was engaged in relation to this Agreement. Executive shall be responsible for the payment of any fees and expenses in excess of such amount.

9.           Notices. All notices, requests, demands and other communications called for hereunder shall be in writing and shall be deemed given if (i) delivered personally or by facsimile, (ii) one (1) day after being sent by Federal Express or a similar commercial overnight service, or (iii) three (3) days after being mailed by registered or certified mail, return receipt requested, prepaid and addressed to the parties or their successors in interest at the following addresses, or at such other addresses as the parties may designate by written notice in the manner aforesaid:

If to the Company:

XCF Global Capital, Inc.
215 Park Avenue S, 12th Fl
New York, NY 10003
Attention: Mihir Dange, Chief Executive Officer

If to Executive:

Simon Oxley
20714 Morning Creek Drive
Katy, TX 77450

or at the last residential address known by the Company.

10.         Severability. In the event that any provision hereof becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision.

11.          Entire Agreement. This Agreement represents the entire agreement and understanding between the Company and Executive concerning Executive’s employment relationship with the Company, and supersedes and replaces any and all prior agreements and understandings concerning Executive’s employment relationship (including any existing or prior consulting agreement our understanding) with the Company.

12.          No Oral Modification, Cancellation or Discharge. This Agreement may only be amended, canceled or discharged in writing signed by each of the Parties.

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13.         Withholding. The Company shall be entitled to withhold, or cause to be withheld, from payment any amount of withholding taxes required by law with respect to payments made to Executive in connection with her employment hereunder.

14.         Governing Law. This Agreement shall be governed by the laws of the State of Nevada without reference to the principles of conflicts of law of the State of Nevada or any other jurisdiction that would result in the application of the laws of a jurisdiction other than the State of Nevada.

15.          Certain Definitions. As used in this Agreement, the following terms shall have the following meanings:

(a)          Cause. “Cause” means any of the following: (i) Executive’s commission of an act of fraud, embezzlement or dishonesty, or the commission of some other illegal act by Executive, that could reasonably be expected to have an adverse impact on the Company or any successor or affiliate (ii) Executive’s conviction of, or plea of “guilty” or “no contest” to, a felony or any crime involving fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof (or international equivalent); (iii) any intentional, unauthorized use or disclosure by Executive of Confidential Information or trade secrets of the Company or any successor or affiliate; (iv) Executive’s gross negligence, insubordination or material violation of any duty of loyalty to the Company or any successor or affiliate thereof, or any other demonstrable material misconduct on Executive’s part in connection with the performance of Executive’s duties for the Company; (v) Executive’s ongoing and repeated failure or refusal to perform or neglect of Executive’s duties as required by this Agreement or Executive’s ongoing and repeated failure or refusal to comply with the instructions given to Executive by the Board, which failure, refusal or neglect continues for fifteen (15) days following Executive’s receipt of written notice from the Board stating with specificity the nature of such failure, refusal or neglect; or (vi) Executive’s material breach of any material Company policy or any material provision of this Agreement, which breach is not cured (if capable of being cured) within fifteen (15) days following Executive’s receipt of written notice from the Board stating with specificity the nature of such material breach. The determination of whether Executive’s termination of employment is for Cause or without Cause will be made by the Board, in its sole discretion exercised in good faith.

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(b)          Confidential Information. “Confidential Information” means the Company’s trade secrets as defined under applicable law, as well as any other information or material which is not generally known to the public, and which: (i) is generated, collected by or utilized in the operations of the Company’s business and relates to the actual or anticipated business of the Company; or (ii) results from any task assigned to Executive by the Company, or work performed by Executive for or on behalf of the Company. Confidential Information shall not be considered generally known to the public if Executive or others improperly reveal such information to the public without the Company’s express written consent and/or in violation of an obligation of confidentiality owed to the Company. Confidential Information includes, without limitation, the information, observations and data obtained by Executive while employed by the Company concerning the business or affairs of the Company, including without limitation: information concerning investment or acquisition opportunities in or reasonably related to the Company; the identities of and other information (such as databases) relating to the current, former or prospective employees, customers, or investors of the Company; development, transition and transformation plans; methodologies and methods of doing business; strategic, marketing and expansion plans; financial and business plans, financial data; pricing information; employee, customer, or vendor lists and telephone numbers; investment terms; and requirements and costs of providing service. Confidential Information also includes information that the Company receives from third parties subject to a duty to maintain the confidentiality of such information and to use it only for certain limited purposes.

(c)          Good Reason. “Good Reason" means any of the following without Executive’s written consent: (i) a material diminution in Executive’s authority, duties or responsibilities; (ii) any change in the Company’s remote work policy that would require Executive to be physically present in one of the Company’s offices more than 20 days each month, and (iii) the Company’s breach of a material provision of this Agreement. Notwithstanding the foregoing, no Good Reason will have occurred unless and until Executive has (A) provided the Company, within thirty (30) days of Executive’s knowledge of the occurrence of the facts and circumstances underlying the Good Reason event, written notice stating with specificity the applicable facts and circumstances underlying such finding of Good Reason, (B) provided the Company with an opportunity to cure the same within thirty (30) days after the receipt of such notice and (C) the Company shall have failed to so cure within such period. Executive’s termination of employment by reason of resignation from employment with the Company for Good Reason must occur within 30 days following the expiration of the foregoing 30-day cure period.

16.          Post-Transaction Employment Agreement. The Parties agree that this Agreement shall terminate upon the closing of the Business Combination, and that from and after the closing of the Business Combination, the Parties agree that Executive’s employment shall be governed by the terms of a Post-Transaction Employment Agreement in substantially the form attached hereto as Exhibit A. The Parties acknowledge and agree that the provisions of the Post-Transaction Employment Agreement are subject to certain approval and/or consent rights of Focus Impact and, in the event of revisions to such provisions requested by Focus Impact, the Parties shall negotiate in good faith to attempt to avoid revisions that would materially reduce the benefits of Executive of the form of Post-Transaction Employment Agreement.

17.          Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together will constitute one and the same Agreement. Signatures delivered by facsimile or .pdf format shall be deemed effective for all purposes.

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18.          Acknowledgment. Executive acknowledges that he has had the opportunity to discuss this matter with and obtain advice from his private attorney, has had sufficient time to, and has carefully read and fully understands all the provisions of this Agreement, and is knowingly and voluntarily entering into this Agreement.

IN WITNESS WHEREOF, the undersigned have executed this Agreement:

XCF GLOBAL CAPITAL, INC.

/s/ Mihir Dange
By:	Mihir Dange
Chief Executive Officer

/s/ Joseph F. Cunningham Jr.
By:	Joseph F. Cunningham Jr.
Chief Accounting Officer, Secretary, Treasurer, Board Member

/s/ Stephen Goodwin
By:	Stephen Goodwin
Chief Business Development Officer, Board Member

EXECUTIVE	WITNESS

/s/ Simon Oxley
Simon Oxley

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EXHIBIT A

FORM OF POST-TRANSACTION EMPLOYMENT AGREEMENT

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